Exhibit 99.1

STOCK OPTION AGREEMENT

(Non-Qualified Stock Option to Employee)

NON-QUALIFIED STOCK OPTION AGREEMENT made as of January 31, 2011, between SAVIENT PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), and John H. Johnson, an employee of the Company or of a subsidiary of the Company (the “Optionee”).

1. Grant of Option. The Company hereby grants to the Optionee a non-qualified stock option to purchase all or any part of an aggregate of 250,000 shares of Common Stock (such number being subject to adjustment as provided in Paragraph 6) on the terms and conditions hereinafter set forth (the “Option”).

2. Purchase Price. The purchase price of the shares of Common Stock issuable upon exercise of the Option (the “Option Price”) shall be $9.23 per share, which is not less than one hundred percent (100%) of the fair market value per share of Common Stock on the date hereof. Payment shall be made in cash, by certified check or in shares of Common Stock in the manner prescribed in Paragraph 7 hereof.

3. Term of Option; Vesting Schedule.

(a) Unless earlier terminated as provided in Paragraph 5, this Option shall expire at 5:00 p.m., Eastern time, on January 30, 2021 (the “Final Exercise Date”).

(b) This Option shall vest and become exercisable upon the satisfaction of the performance conditions (which will provide for the opportunity to achieve vesting for all prior periods if the performance condition for an earlier year is not achieved) to be agreed by the Optionee and the Board of Directors of the Company (the “Board”). In the event that any such performance condition is not met by the specified date for achieving such performance condition (if any), the portion of this Option subject to such performance condition shall remain outstanding and shall vest (subject to the Optionee’s continued employment by the Company) upon the earlier of (i) the fourth anniversary of the date of grant or (ii) a Change in Control (as defined in Paragraph 5).

(c) The right of exercise shall be cumulative so that to the extent the Option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all shares for which it is vested until the earlier of the Final Exercise Date or the termination of this Option under Paragraph 5.

4. Nontransferability. The Option shall not be transferable otherwise than by will or the laws of descent and distribution to the extent provided in Paragraph 5, and the Option may be exercised, during the lifetime of the Optionee, only by him. More particularly (but without limiting the generality of the foregoing), the Option may not be assigned, transferred (except as provided above), pledged or hypothecated in any way, shall not be assignable by operation of law, and shall not be subject to execution, attachment or similar process. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option contrary to the provisions hereof, and the levy of any execution, attachment, or similar process upon the Option, shall be null and void and without effect; provided, however, that if the Optionee shall die while in the employ of the Company or any subsidiary, his estate, personal representative, or beneficiary shall have the right to exercise the Option to the extent provided in Paragraph 5.

5. Termination of Option.

(a) As used in this Paragraph 5 and elsewhere in this Agreement, the following terms shall be construed to have the meanings set forth or referenced below:

(1) “Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(2) “Cause” means:

A. The Optionee has materially breached any of the terms of this Agreement and failed to correct such breach within 15 days after written notice thereof from the Company;

B. The Optionee has been convicted of a criminal offense involving a felony giving rise to a sentence of imprisonment;

C. The Optionee has breached a fiduciary trust for the purpose of gaining a personal profit, including, without limitation, embezzlement; or

D. Despite adequate warnings, the Optionee has intentionally and willfully failed to perform reasonably assigned duties within the normal and customary scope of the Position.

(3) A “Change in Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions is satisfied, provided, in each case, that such event constitutes a “Change of Control Event” within the meaning of Treasury Regulation 1.409A-3(i)(5)(i):

A. Any consolidation or merger in which the Company is not the continuing or surviving entity or pursuant to which shares of the Common Stock would be converted into cash, securities, or other property, other than (i) a merger of the Company in which the holders of the Common Stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, or (ii) a consolidation or merger which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (by being converted into voting securities of the continuing or surviving entity) more than 50% of the combined voting power of the voting securities of the continuing or surviving entity immediately after such consolidation or merger and which would result in the members of the Board immediately prior to such consolidation or merger (including for this purpose any individuals whose election or nomination for election was approved by a vote of at least two-thirds of such members) constituting a majority of the Board (or equivalent governing body) of the continuing or surviving entity immediately after such consolidation or merger;

B. Any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all the Company’s assets;

C. The Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company;

D. Any Person has become the Beneficial Owner of 35% or more of the Common Stock other than pursuant to a plan or arrangement entered into between such Person and the Company; or

E. During any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board shall cease for any reason to constitute a majority of the Board unless the election or nomination for election by the Company’s stockholders of each new director was approved by a vote of at lest two-thirds of the directors then still in office who were directors at the beginning of the period.

(4) “Common Stock” means the common stock, $0.01 par value per share, of the Company.

(5) “Compensation Committee” means the Compensation and Human Resources Committee of the Board, or the committee appointed by the Board to perform the functions of such committee, or if no such committee exists, the Board.

(6) “Disability” has the meaning ascribed to such term in the Company’s long-term disability plan, or in any successor to such plan.

(7) “Effective Date of Termination” means the date on which a termination of the Optionee’s employment occurs.

(8) “Employment Agreement” means the Employment Agreement, effective as of January 24, 2011, by and between the Company and the Optionee.

(9) “Good Reason” shall mean, without the Optionee’s express written consent, the occurrence of any one or more of the following:

A. A reduction of the salary of record paid to the Optionee as annual salary, pursuant to the Employment Agreement, excluding amounts received under incentive or other bonus plans, whether or not deferred;

B. A failure to maintain the Optionee’s amount of benefits under or relative level of eligibility for participation in the Company’s employee benefit or retirement plans, policies, practices, or arrangements in which the Optionee participates as of the effective date of the Employment Agreement, including any perquisite program; provided, however, that any such change that applies consistently to all executive officers of the Company or is required by applicable law shall be deemed not to constitute Good Reason;

C. A failure to require any Successor Company to assume and agree to perform the Company’s obligations hereunder;

D. Requiring the Optionee to be based at a location that requires the Optionee to travel more than an additional 35 miles per day;

E. Requiring the Optionee to report to a position which is at a lower level than the highest level to which the Optionee reported within the six months prior to the Change in Control;

F. Demoting the Optionee to a level lower than the Optionee’s level in the Company as of the effective date of the Employment Agreement;

G. The Company’s failure to extend the term of the Employment Agreement pursuant to the terms thereof (if the Agreement would expire unless the term of the Employment Agreement is extended within such period), as evidenced by a Notice of Termination delivered by the Company to the Optionee; or

H. A material breach of any material provision of the Employment Agreement by the Company or a Successor Company which is not cured within 30 days of receiving a written notice from the Optionee with such notice explaining in reasonable detail the facts and circumstances claimed to provide a basis for the Optionee’s claim.

(10) “Notice of Termination” means a written notice indicating the specific termination provision in the Employment Agreement relied upon, and that sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Optionee’s employment under the provisions so indicated, and, where applicable, which shall specifically include notice pursuant to the Employment Agreement that the Company has elected not to extend the term of the Employment Agreement.

(11) “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

(12) “Position” means President and Chief Executive Officer of the Company, reporting to the Board, or in such other position which the Optionee shall agree to accept or to which the Optionee shall be promoted during the term of the Employment Agreement.

(13) “Successor Company” means any company that (i) acquires more than 50% of the assets of the Company or (ii) acquires more than 50% of the outstanding stock of the Company, or (iii) is the surviving entity in the event of a Change in Control.

(b) If the Optionee shall die while in the employ of the Company or any subsidiary, his estate, personal representative, or beneficiary shall have the right, subject to the provisions of Paragraph 3, to exercise the Option (to the extent that the Optionee would have been entitled to do so at the time of his death and only to the extent that the Option is exercisable as of such time) at any time within twelve (12) months from the date of his death; provided, however, that this Option shall not be exercisable after the Final Exercise Date.

(c) If the Optionee shall cease to be employed by the Company or any subsidiary as the result of his Disability, then the Option, to the extent that it is exercisable by him at the time he ceases to be employed by the Company or any subsidiary, and only to the extent that the Option is exercisable as of such time, may be exercised by him within twelve (12) months after such time; provided, however, that this Option shall not be exercisable after the Final Exercise Date.

(d) If the Optionee shall voluntarily terminate his employment with the Company or any subsidiary other than for Good Reason, then the Option, to the extent that it is exercisable by the Optionee at the time he ceases to be employed by the Company or any subsidiary, and only to the extent that the Option is exercisable as of such time, may be exercised by him within three (3) months after such time; provided, however, that the Compensation Committee may, in its sole discretion, determine that he has more than three (3) months from the date he ceases to be employed by the Company or any subsidiary to exercise the Option; provided further that this Option shall not be exercisable after the Final Exercise Date.

(e) If the Optionee shall cease to be employed by the Company or any subsidiary as the result of his termination without Cause or for Good Reason, then the Option shall (i) immediately cease to continue vesting, (ii) cease to be exercisable, but shall not terminate, on the ninetieth (90th) day following the Effective Date of Termination, (iii) become again exercisable from and after the consummation of any Change in Control that is consummated on or prior to the one year anniversary of the Effective Date of Termination and (iv) shall terminate if a Change in Control is not consummated on or prior to the one year anniversary of the Effective Date of Termination; provided, however, that this Option shall not be exercisable after the Final Exercise Date.

(f) If the Optionee shall cease to be employed by the Company or any subsidiary as the result of his termination for Cause, then the Compensation Committee may, in its sole discretion, determine that the Option, to the extent that it is exercisable by the Optionee at the time he ceases to be employed by the Company or any subsidiary, and only to the extent that the Option is exercisable as of such time, may be exercised by him within thirty (30) days after such time; provided, however, that this Option shall not be exercisable after the Final Exercise Date.

6. Adjustments for Changes in Capital Stock and Certain Other Events.

(a) Changes in Capital Stock. Upon any readjustment or recapitalization of the Company’s capital stock whereby the character of the Common Stock shall be changed, appropriate adjustments shall be made so that the capital stock issuable upon exercise of the Option after such readjustment or recapitalization shall be the substantial equivalent of the Common Stock issuable upon exercise of the Option.

(b) Conversion of Option on Stock for Stock Exchange. In the case of a merger, sale of assets or similar transaction which results in a replacement of the Common Stock with stock of another corporation, the Company will make a reasonable effort, but shall not be required, to replace this Option with comparable options to purchase the stock of such other corporation, or will provide for immediate maturity of this Option, with this Option not being exercised within the time period specified by the Board being terminated.

7. Method of Exercising Option.

(a) Subject to the terms and conditions of this Agreement, the Option may be exercised by written notice to the Company at its offices at One Tower Center, 14th Floor, East Brunswick, New Jersey 08816 (Attention: General Counsel), or as otherwise directed by the Company. Such notice shall state that the Option is being exercised thereby and the number of shares of Common Stock in respect of which it is being exercised. It shall be signed by the person or persons so exercising the Option and shall be accompanied by payment in full of the Option Price for such shares of Common Stock in cash, by certified check or in shares of Common Stock, provided that such shares of Common Stock are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(b) If shares of Common Stock are tendered as payment of the Option Price, the value of such shares shall be their fair market value as of the date of exercise. If such tender would result in the issuance of fractional shares of Common Stock, the Company shall instead return the balance in cash or by check to the Optionee. The Company shall issue, in the name of the person or persons exercising the Option, and deliver a certificate or certificates representing such shares as soon as practicable after notice and payment shall be received.

(c) In the event the Option shall be exercised by any person or persons other than the Optionee, pursuant to Paragraph 5, such notice shall be accompanied by appropriate proof of the right of such person or persons to exercise the Option.

(d) The Optionee shall have no rights of a stockholder with respect to shares of Common Stock to be acquired by the exercise of the Option until a certificate or certificates representing such shares are issued to him. All shares of Common Stock purchased upon the exercise of the Option as provided herein shall be fully paid and non-assessable.

8. Administration by Board or Committee.

(a) This Agreement will be administered by the Board, the Compensation Committee or any other committee comprised of at least three members of the Board (the Board in such capacity or the Compensation Committee or other such committee being referred to in this Paragraph 8 as the “Committee”).

(b) The Committee, acting in its discretion, will have responsibility and full power and authority to (i) construe, interpret and apply the provisions of this Agreement and (ii) make any and all determinations and take any and all other actions as it deems necessary or desirable in order to carry out the terms of this Agreement. In exercising its responsibilities under this Agreement, the Committee may obtain at the Company’s expense such advice, guidance and other assistance from outside compensation consultants and other professional advisers as it deems appropriate.

(c) Subject to the requirements of applicable law, the Committee may delegate to any person or group or subcommittee of persons (who may, but need not be, members of the Committee) such Agreement-related functions within the scope of its responsibility, power and authority as it deems appropriate.

(d) A majority of the members of the Committee shall constitute a quorum. The Committee may act by the vote of a majority of its members present at a meeting at which there is a quorum or by unanimous written consent. The decision of the Committee as to any disputed question, including questions of construction, interpretation and administration, shall be final and conclusive on all persons. The Committee shall keep a record of its proceedings and acts and shall keep or cause to be kept such books and records as may be necessary in connection with the proper administration of this Agreement.

(e) The Company shall indemnify and hold harmless each member of the Board, the Committee or any subcommittee appointed by the Committee and any employee of the Company who provides assistance with the administration of this Agreement from and against any loss, cost, liability (including any sum paid in settlement of a claim with the approval of the Board), damage and expense (including reasonable legal fees and other expenses incidental thereto and, to the extent permitted by applicable law, advancement of such fees and expenses) arising out of or incurred in connection with this Agreement, unless and except to the extent attributable to such person’s fraud or willful misconduct.

9. Amendment of Option. The Board may amend, modify or terminate this Option, including but not limited to, substituting therefor another Option of the same or a different type, or changing the date of exercise or realization, provided that the Optionee’s consent to such action shall be required unless the Board or the Compensation Committee determines that the action, taking into account any related action, would not materially adversely affect the Optionee.

10. General. The Company shall at all times during the term of the Option reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of this Agreement, shall pay all original issue taxes, if any, with respect to the issuance of shares of Common Stock pursuant hereto and all other fees and expenses necessarily incurred by the Company in connection therewith, and shall, from time to time, use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable thereto.

11. Treatment of Options. It is intended that this Option shall not be an “incentive stock option” as defined in Section 422 of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the “Code”).

12. Representations of Optionee. The Optionee hereby represents that he and any related persons or entities, within the meaning of Section 425(d) of the Code, do not own as much as ten percent (10%) of the total combined voting power of all classes of capital stock of the Company, and in accepting the Option herein granted to him, agrees to the terms of such Option as of the date hereof.

13. Notices. Each notice relating to this Agreement shall be in writing and delivered in person or by first class mail, postage prepaid, to the address as hereinafter provided. Each notice shall be deemed to have been given on the date it is received. Each notice to the Company shall be addressed to it at its offices at One Tower Center, 14th Floor, East Brunswick, New Jersey 08816 (Attention: General Counsel). Each notice to the Optionee or other person or persons then entitled to exercise the Option shall be addressed to the Optionee or such other person or persons at the Optionee’s last known address.

14. Reimbursement of Expenses. If the Optionee is not a citizen or resident of the United States, the Optionee, as a condition hereof, agrees to reimburse the Company at its request for any foreign exchange premiums or license, transfer taxes or similar sums of money payable outside the United States by the Company in connection with the exercise of the Option under this Agreement.

15. Continuance of Employment. The granting of the Option is in consideration of the Optionee’s continuing employment by the Company or any subsidiary; provided, however, nothing in this Agreement shall confer upon the Optionee the right to continue in the employ of the Company or any subsidiary or affect the right of the Company or any subsidiary to terminate the Optionee’s employment at any time in the sole discretion of the Company or any subsidiary, with or without cause.

16. Interpretation. The interpretation and construction of any terms or conditions of this Agreement by the Compensation Committee shall be final and conclusive.

17. Entire Agreement. This Agreement and the Employment Agreement constitute the entire agreement between the parties, and supersede all prior agreements and understandings, relating to the subject matter of this Agreement. In the event of a conflict between this Agreement and the Employment Agreement, the terms of this Agreement shall control.

18. Enforceability. This Agreement shall be binding upon the Optionee, his estate, his personal representatives and beneficiaries.

19. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its principles of conflict of laws.

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IN WITNESS WHEREOF, the Company has caused this Agreement to be duly exercised by its officer thereunto duly authorized, and the Optionee has hereunto set his hand all as of the day and year first above written.

SAVIENT PHARMACEUTICALS, INC.

By:	/s/ Philip K. Yachmetz
Name:	Philip K. Yachmetz
Title:	Senior Vice President and General Counsel

OPTIONEE

/s/ John H. Johnson
John H. Johnson